02041278

EXECUTED COPY

1-14932

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 18 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER

P.S.
6-3-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION Stock Exchange Release 18 June, 2002 at noon

THE BOARD OF DIRECTORS OF UPM-KYMMENE CORPORATION APPROVED DISTRIBUTION OF STOCK OPTIONS

The Board of Directors of UPM-Kymmene Corporation has approved the distribution of the stock options directed to the key personnel of the UPM-Kymmene Group, issued by the Annual General Meeting of Shareholders on 19 March, 2002.

A total of 3,580,900 2002D stock options were distributed to the key personnel of approximately 400 people of the UPM-Kymmene Group. The rest, 219,100 stock options, such as all 2002E stock options, were distributed to Unicarta Oy, a wholly-owned subsidiary of UPM-Kymmene Corporation, to be further distributed to the present and future key personnel of the UPM-Kymmene Group.

The maximum number of UPM-Kymmene Corporation shares that can be subscribed for with the stock options is 7,600,000. The share subscription price for stock option 2002D shall be the trade volume weighted average quotation of the UPM-Kymmene Corporation share on the Helsinki Exchanges between 15 April and 15 May, 2002 with an addition of ten (10) per cent, i.e. EUR 43.90, and for stock option 2002E the trade volume weighted average quotation of the UPM-Kymmene Corporation share on the Helsinki Exchanges between 15 April and 15 May, 2003 with an addition of ten (10) per cent. From the share subscription price shall be deducted the amount of the dividend decided after the end of the period for determination of the share subscription price but before share subscription.

The share subscription period for stock option 2002D shall be 1 April, 2004 to 30 April, 2007 and for stock option 2002E 1 April, 2005 to 30 April, 2008.

UPM-Kymmene Corporation

Kari Toikka
Chief Financial Officer

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2002

UPM-KYMMENE CORPORATION

By: ______________________
Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations